

10025726

ATES
NGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC FILE NUMBER
8-66534

66939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/09 _____ AND ENDING _____ 12/31/09 _____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

TECCA Holdings LLC dba Texas Corporate Capital Advisors

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 700
(No. and Street)

Dallas   Texas   75201
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.   Dallas   TX   75244
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___James K. Davis_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __TECCA Holdings LLC dba Texas Corporate Capital Advisors_____, as of December 31_____, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
X	(c)	Statement of Income (Loss).
X	(d)	Statement of Cash Flows
X	(e)	Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
X	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X	(g)	Computation of Net Capital.
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
X	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
☐	(m)	A copy of the SIPC Supplemental Report.
☐	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X	(o)	Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED
DECEMBER 31, 2009

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS

CONTENTS



CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member
TECCA Holdings LLC
dba Texas Corporate Capital Advisors

We have audited the accompanying statement of financial condition of TECCA Holdings LLC dba Texas Corporate Capital Advisors, as of December 31, 2009, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TECCA Holdings LLC dba Texas Corporate Capital Advisors, as of December 31, 2009 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 15, 2010

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com
REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and cash equivalents	$ 105,366
Prepaid assets	765
Certificates of deposits	254,702
Accounts receivable	487
Property and equipment, net of accumulated depreciation of $12,144	1,507
Other assets	1,600
	$ 364,427

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$ 3,691
Pension contribution payable	16,050
Total liabilities	19,741
Member's equity	344,686
	$ 364,427

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Income
For the Year Ended December 31, 2009

Revenues

Consulting income	$ 277,500
Reimbursement income	460
Interest income	5,929
Other income	69,279
	353,168

Expenses

Compensation and benefits	153,804
Occupancy and equipment costs	44,450
Regulatory fees and expenses	1,451
Other expenses	78,227
	277,932

Net income	$ 75,236

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

Balances at January 1, 2009	$ 269,450
Net income	75,236
Balances at December 31, 2009	$ 344,686

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2009

Balance at December 31, 2008	$	-0-
Increases		-0-
Decreases		-0-
Balance at December 31, 2009	$	-0-

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities

Net income	$	75,236
Adjustments to reconcile net income to net cash		
provided (used) by operating activities:		
Depreciation		640
Change in operating assets and liabilities:		
Decrease in prepaid assets		461
Increase in accounts receivable		(470)
Decrease in accounts payable and accrued liabilities		(4,953)
Increase in pension contribution payable		16,050
Net cash provided (used) by operating activities		86,964

Cash flows from investing activities

Decrease in certificates of deposits	6,359
Purchase of property and equipment	(292)
Net cash provided (used) by investing activities	6,067

Cash flows from financing activities

Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash and cash equivalents	93,031
Cash and cash equivalents at beginning of period	12,335
Cash and cash equivalents at end of period	$ 105,366

Supplemental schedule of cash flow information

Cash paid during the period for:		
Interest	$	-0-
State income taxes	$	-0-

The accompanying notes are an integral part of these financial statements.

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Notes to Financial Statements
December 31, 2009

Note 1 - Summary of Significant Accounting Policies

TECCA Holdings LLC dba Texas Corporate Capital Advisors (the "Company") was organized under the laws of the State of Texas as a limited liability company on April 7, 2000. The duration of the Company shall be perpetual, unless terminated earlier in accordance with regulations of the Company. Each member's liability is limited to his capital account balance.

The Company became effective November 9, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and operates under SEC Rule 15c3-3(k)(2)(i). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides investment banking services related to the corporate finance needs of middle-market growth companies including the private placement of equity, mezzanine and debt securities as well as advisory services related to mergers and acquisitions, divestitures, and business strategy.

The Company's customer base is located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company considers all liquid financial instruments with original maturities of ninety days or less and not pledged or otherwise restricted as cash equivalents.

The Company has certificates of deposit with a financial institution with original maturities of in excess of four months. These investments are stated at cost, as it is the intent of the Company to hold these securities until maturity.

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization.

Depreciation of office equipment is provided using the straight-line method based on estimated useful lives.

Note 1 - <u>Summary of Significant Accounting Policies</u>, continued

The Company has elected to be treated and taxed as an "S" Corporation for federal income tax purposes. Accordingly, any federal tax liability is the responsibility of the individual members.

Recent Pronouncements

In May 2009, the FASB issued Statement No. 165, *Subsequent Events* ("SFAS 165"), included in the Codification under FASB ASC 855, which establishes general standards of accounting for and disclosure of events occurring after the balance sheet date, but before the financial statements are issued or available to be issued. SFAS 165 also requires entities to disclose the date through which it has evaluated subsequent events and the basis for that date. The Company adopted SFAS 165 for its year ended December 31, 2009. The adoption did not have a material impact on the Company's financial statements.

See Note 7 for more information regarding the Company's evaluation of subsequent events.

The FASB issued Statement No. 168, *The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles* ("SFAS 168") (FASB ASC 105-10). SFAS 168 replaces all previously issued accounting standards and establishes the *FASB Accounting Standards Codification* ("FASB ASC" or the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SFAS 168 is effective for all annual periods ending after September 15, 2009. The FASB ASC is not intended to change existing U.S. GAAP. The adoption of this pronouncement only resulted in changes to the Company's financial statement disclosure references. As such, the adoption of this pronouncement had no effect on the Company's financial statements.

Income Taxes

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued Staff Position ("FSP") No. FIN 48-3 (FASB ASC 740), *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,"* which permitted the Company to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* (FASB ASC 740) until its fiscal year beginning January 1, 2009. FASB ASC 740 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FASB ASC 740 also requires expanded disclosure with respect to income tax positions taken that are not certain to be

Note 1 - <u>Summary of Significant Accounting Policies</u>, continued

realized. The Company adopted FASB ASC 740 for its year ended December 31, 2009.
The adoption did not have a material impact on the Company's financial statements.

Note 2 - <u>Office Equipment</u>

Office equipment at December 31, 2009 consists of the following:

	Cost	Depreciable Life
Furniture and fixtures	$ 11,955	5 years
Computer equipment	1,696	3-5 years
	13,651	
Less accumulated depreciation	(12,144)	
	$ 1,507	

Depreciation expense was $640 for the year ending December 31, 2009.

Note 3 - <u>Net Capital Requirements</u>

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2009, the Company had net capital of approximately $339,429 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .06 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 4 - <u>Possession or Control Requirements</u>

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 5 - Employee Benefits

The Company has a SEP-IRA retirement plan covering all employees. The Company makes discretionary contributions to the Plan which vests immediately. The Company's contributions to the Plan for the year ended December 31, 2009 will be $36,250. There is SEP-IRA payable of $16,050 at December 31, 2009.

Note 6 - Operating Leases

The following is a schedule by years of future minimum rental payments required under an office space lease that has initial or remaining noncancelable lease terms in excess of one year:

Year ending
December 31,
2010 $ 10,892

Rental expense for the year ended December 31, 2009 was $41,359 and is reflected in occupancy and equipment costs.

Note 7 - Subsequent Events

In preparing the accompanying financial statements, in accordance with FASB ASC 855, "Subsequent Events", the Company has reviewed events that have occurred after December 31, 2009, through February 15, 2010, the date the financial statements were available to be issued. During this period, the Company did not have any material subsequent events.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2009

Schedule I

<u>TECCA HOLDINGS LLC</u>
<u>dba TEXAS CORPORATE CAPITAL ADVISORS</u>
<u>Computation of Net Capital Under Rule 15c3-1</u>
<u>of the Securities and Exchange Commission</u>
<u>As of December 31, 2009</u>

COMPUTATION OF NET CAPITAL

Total ownership equity qualified for net capital		$ 344,686
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		344,686
Deductions and/or charges		
Non-allowable assets:		
Property and equipment, net	$ 1,507	
Other assets	1,600	
Accounts receivable	487	
Prepaid assets	765	(4,359)
Net capital before haircuts on securities positions		340,327
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		(898)
Net capital		$ 339,429

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition		
Liabilities		
Accounts payable and accrued expenses		$ 3,691
Pension Contribution payable		16,050
Total aggregate indebtedness		$ 19,741

TECCA HOLDINGS LLC
dba TEXAS CORPORATE CAPITAL ADVISORS
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2009

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of total aggregate indebtedness)	$ 1,317
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 334,429
Excess net capital at 1000%	$ 337,455
Ratio: Aggregate indebtedness to net capital	.06 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per the Company's unaudited FOCUS IIA	$ 339,889
Difference Decrease in allowable assets	(460)
Net capital per audited report	$ 339,429

Schedule II

<u>TECCA HOLDINGS LLC</u>
<u>dba TEXAS CORPORATE CAPITAL ADVISORS</u>
<u>Computation for Determination of Reserve Requirements Under</u>
<u>Rule 15c3-3 of the Securities and Exchange Commission</u>
<u>As of December 31, 2009</u>

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Company is a direct participation broker-dealer.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended
December 31, 2009



CF & Co., L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
TECCA Holdings LLC dba
Texas Corporate Capital Advisors

In planning and performing our audit of the financial statements and supplemental information of TECCA Holdings LLC dba Texas Corporate Capital Advisors (the "Company"), as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 15, 2010

TECCA HOLDING LLC dba TEXAS
CORPORATE CAPITAL ADVISORS

December 31, 2009

Report Pursuant to Rule 17a-5(d)

